January 10, 2020

Kathleen Simpson-Taylor
Chief Financial Officer
A-Mark Precious Metals, Inc.
2121 Rosecrans Ave., Suite 6300
El Segundo, CA 90245

       Re: A-Mark Precious Metals, Inc.
           Form 10-K for the Fiscal Year Ended June 30, 2019
           Filed September 16, 2019
           File No. 001-36347

Dear Ms. Simpson-Taylor:

       We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

       Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

       After reviewing your response to these comments, we may have additional comments.

Form 10-K for the Fiscal Year Ended June 30, 2019

Item 8. Consolidated Financial Statements and Supplementary Data
Note 14. Financing Agreements
Liability on Borrowed Metals, page 86

1. Please disclose the specific line item(s) on the balance sheets that reflect the corresponding metals referred to with regard to the liabilities recorded as well as the amount of the corresponding metals included within each line item(s).
Item 15. Exhibits and Financial Statement Schedules, page 96

2. We note that the Form 10-K is incorporated by reference in Form S-8 filed May 18, 2017.
      Please revise to file the consent of your independent registered public accounting firm.
      Please refer to Item 601(b)(23) of Regulation S-K.
 Kathleen Simpson-Taylor
A-Mark Precious Metals, Inc.
January 10, 2020
Page 2

        We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

        You may contact Donna Di Silvio at 202-551-3202 or Bill Thompson at 202-551-
3344 if you have questions.



FirstName LastNameKathleen Simpson-Taylor                 Sincerely,
Comapany NameA-Mark Precious Metals, Inc.
                                                          Division of
Corporation Finance
January 10, 2020 Page 2                                   Office of Trade &
Services
FirstName LastName